UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C/A: Offering Statement
☐ Form C-U: Progress Update
X Form C/A: Amendment to Offering Statement
   X   Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C/-TR: Termination of Reporting

Name of issuer
Lulabop Inc. (dba Heroclip)

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Washington

       Date of organization
       November 30, 2015

Physical address of issuer
220 2nd Ave S #219, Seattle, WA 98104

Website of issuer
https://myheroclip.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
Cash equal to 7.5% of the amount raised in this offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

SI Securities, LLC will receive equity compensation equal to 5% of the Series Seed-2 Preferred Stock sold in this offering.

Type of security offered
Series Seed-2 Preferred Stock (the "Securities")

Target number of securities to be offered
24,237

Price (or method for determining price)
$1.0315

Target offering amount
$25,000

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
 First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
September 18, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3 full-time employee, 1 part-time employee

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$879,083	$837,827
Cash & Cash Equivalents	$281,983	$85,455
Accounts Receivable	$142,588	$163,177
Short-term Debt	$1,030,369	$699,889
Long-term Debt	N/A	N/A
Revenues/Sales	$2,022,457	$1,904,395
Cost of Goods Sold	$711,561	$1,090,485
Taxes Paid	N/A	N/A
Net Income	($399,998)	($1,190,620)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT C: PDF of SI Website

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
August 3, 2020

Lulabop, Inc. (dba Heroclip)



Up to $1,070,000 of Series Seed-2 Preferred Stock

Lulabop, Inc. ("Heroclip," the "Company," "we," "us," or "our"), is offering up to $1,070,000 worth of Series Seed-2 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 18, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,382,000 under the Combined Offerings (the "Closing Amount") by September 18, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by September 11, 2020 will be permitted to increase their subscription amount at any time on or before September 18, 2020. upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after September 11, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 18, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

The Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that the Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering, that the Company:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://myheroclip.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/heroclip.

About this Form C/A
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

Lulabop, Inc. (dba Heroclip) was incorporated on November 30, 2015 under the laws of the State of Washington, and is headquartered in Seattle, Washington. The Company's primary products are carabiner clips that hold 40 to 60 pounds of gear depending on the size of the clip, which each swivel 360 degrees, and they are compact and easy to store.

The Company is located at 220 2nd Ave S #219, Seattle, WA 98104.

The Company's website is https://myheroclip.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/heroclip and is attached as Exhibit C to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed-2 Preferred Stock being offered	$25,000
Maximum amount of Series Seed-2 Preferred Stock being offered	$1,070,000
Purchase price per Security	$1.0315
Minimum investment amount per investor	$1,000
Offering deadline	September 18, 2020
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting rights	See the description of the voting rights on pages 13 and 16-18

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The industry is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of the year, it will be ramping up cash burn to promote revenue growth, fund further R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive modular furniture space. Additionally, the product may be in a market where customers will not have brand loyalty.

If the Company fails to maintain or expand its relationships with its suppliers, it may not have adequate access to new or key technology necessary for its products, which may impair its ability to deliver leading-edge products. In addition to the technologies it develops, its suppliers develop product innovations at its direction that are requested by its customers. Further, the Company relies heavily on its component suppliers to provide it with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If the Company is not able to maintain or expand its relationships with its suppliers or continue to leverage their research and development capabilities to develop new technologies desired by its customers, its ability to deliver leading-edge products in a timely manner may be impaired and it could be required to incur additional research and development expenses. Also, disruption in its supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components, and services. Similarly, suppliers have operating risks that could impact their business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company plans to implement new lines of business or offer new products and services within existing lines of businesses. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $1,955,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product, and its ability to generate positive operating cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has engaged in related party transactions. During the year-ended December 31, 2019, the spouse of Mina Yoo, the Company's largest shareholder and CEO, loaned funds for the Company's operations. These loans bear interest at a rate of 1.5% per month. As of December 31, 2019, the outstanding principal amount was $105,000. These loans are recorded under "Related party loan" on the balance sheet. The Company recognized interest expenses of $17,550 in connection with related party loans during the year ended December 31, 2019. As of the date hereof, the outstanding amount of these loans is approximately $68,600. Additionally, the Company has issued an outstanding Promissory Note to NWSRI LLC, which is an entity beneficially owned by Shaula Massena, a member of the Company's Board of Directors. The outstanding principal amount of this note is $50,000.

The Company entered into a number of loans during 2019, which have been paid back in full. The total principal amount of these promissory notes was $350,000 as of December 31, 2019. The notes had an interest rate of 15% per annum, and the Company accrued interest amounting to $1,759 for the year ended December 31, 2019. These notes have been paid in full and are no longer outstanding.

The Company entered into a number of loans in June 2020, which remain outstanding. The total outstanding principal amount of these promissory notes is $300,000 as of the date hereof. The notes bear interest at 15% per annum. The notes have a 2% loan fee payable on the date of issuance. The maturity date is 8 months after the date of issuance. In the event of a default and if the holders representing a majority of the principal amount of the notes are amenable to a one-year extension, certain provisions of such notes will be changed, as follows: the interest rate shall increase to 18% per annum, the Company shall issue warrants to the note holders to purchase shares of common stock in the aggregate amount of 2% of the Company's fully-diluted capitalization, and the Company shall pay the holders of the notes a loan fee of 3% payable the day of the agreed extension.

The Company is authorized to issue a large number of additional shares of Common Stock. The Company may decide to raise additional capital through the sale of additional shares of Common Stock in the future, which may cause dilution to the purchasers of Series Seed-2 Preferred Stock. Because the Company is authorized to issue a large number of shares of Common Stock, the Investors in this Offering will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The Company is authorized to issue a large number of shares of Series Seed Preferred Stock. The Company may decide to raise additional capital through the sale of shares of Series Seed Preferred Stock in the future, which may cause dilution to the Investors. Because the Company is authorized to issue a large number of shares of Series Seed Preferred Shares, the Investors in this offering will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The value of your investment may be diluted if the company issues additional options. A pool of unallocated options is typically reserved for future employees and service providers. The price per share of the Series Seed-2 Preferred Stock has been calculated assuming a total reserved option pool of 700,000 shares of common stock, of which there is an unallocated option pool of 180,440 shares of common stock as of immediately prior to this Offering, and which may not account for all additional options the Company will issue after the Offering and may not provide adequate protection against the dilution Investors may face due to such additional issuances. Any option issuances by the Company over the unallocated pool of 180,440 shares of common stock will dilute your equity ownership percentage.

The Company's cash position is relatively weak. The Company currently has approximately $265,483.5 in cash balances as of June 30, 2020. This equates to about 2-3 months of runway at the Company's current cash burn rate. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Total Amount Raised, as reflected on the SeedInvest platform, may be partially comprised of investments from the Company's management or affiliates. Such investments are not being counted towards the escrow minimum. If the sum of the investment commitments does not equal or exceed the escrow minimum at the offering end date, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned. As a result, the Total Amount Raised may not be reflective of the Company's ability to conduct a closing.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series Seed-2 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed-2 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-2 Preferred Stock. Because the Series Seed-2 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed-2 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed-2 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-2 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company only has one owner of 20% or more (Mina Yoo currently owns 50.4% of the Company). Subject to any fiduciary duties owed to our other owners or investors under Washington law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed-2 Preferred Stock may be subject to dilution. Purchasers of Series Seed-2 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred equity or securities convertible into preferred equity, issues equity pursuant to a compensation or distribution reinvestment plan or otherwise issues additional capital stock, investors who purchase shares of Series Seed-2 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding stock. Furthermore, Purchasers may experience a dilution in the value of their Series Seed-2 Preferred Stock depending on the terms and pricing of any future stock issuances (including the Series Seed-2 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company's Board of Directors and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's Board of Directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed-2 Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
We provide the equipment to organize the world's gear and make it accessible whenever you need it, wherever you need it—so you can do more of what matters.

Business Plan
Several years ago, after having a new baby and summiting Mt. Rainier within months of each other, Heroclip creator Mina Yoo had the profound realization that two hands were simply not enough to handle all the gear that comes with living a full life. After an exhaustive and fruitless search for a tool that would hold her gear exactly where she wanted it so she could take a load off and do what she loved to do instead, she decided to invent the extra hand she needed, in

the simplest form possible. With a Kickstarter campaign that pre-sold thousands of units, Mina realized that she was onto something—who doesn't need an extra hand?

In 2017, after a year of receiving customer feedback from around the world, Mina realized that they were using Heroclips in ways that she would have never imagined and that these customers' daily lives were truly improved by this simple and unassuming, but powerful tool. Realizing the potential of Heroclip to be the extra hand that unburdens people and the impact this freedom would have on making daily life easier and more fulfilling, Mina decided to build a team around her to help bring Heroclip to everyone who needs one.

Today, Heroclip is a committed team made of energetic, eager and experienced team members (see profiles of our management team below) and investors from powerful consumer brands like Nike, Stanley, Brooks Running, Amazon and Microsoft. Our vision is to create a ubiquitous Heroclip following through direct-to-consumer, third-party online and wholesale channels, and we are thrilled that we are well on our way.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount ($25,000), it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount ($1,382,000), it will use 8.22% of the proceeds, or $113,650, towards offering expenses; and
- If the Company raises the Maximum Amount ($1,070,000), it will use 8.43% of the proceeds, or $90,250, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
New Product Launch	50%	50%	70%
Marketing	30%	30%	20%
Sales	20%	20%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Dr. Mina Yoo	Chief Executive Officer, Founder, and Inventor	CEO, Founder, and Inventor of the Company (2015–present). Responsibilities include: sales, product development, leadership, strategic vision
Tyson Titensor	Chief Operating Officer	COO of the Company (2018–present). Responsibilities include: supply chain management, finance, logistics supervision

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding equity securities:

Type of equity security	Number of shares outstanding	Voting rights	How such security may limit, dilute, or qualify the Securities issued pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to this Offering	Other material terms
Common Stock	3,006,583	Yes	N/A	50.545%	N/A
Series Seed Preferred Stock	947,261	Yes	N/A	15.925%	N/A
Series Seed-2 Preferred Stock	1,272,426	Yes	N/A	21.391%	N/A
Warrants to Purchase Common Stock	22,019	Yes, but only after warrants have been exercised	Dilutive upon exercise	0.370%	N/A
Equity Incentive Plan	700,000 reserved under the Plan (519,560 have been issued as option grants)	Yes, but only after options have been exercised	N/A	11.768%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Borrowed Indebtedness; Promissory Notes	Driscoll Foundation; James Bruene; Kathleen Delhagen; LJD Holdings, LLC; NWSRI, LLC; Steven Nichols	Aggregate principal amount of $300,000	15% per annum	Principal and interest payable monthly from date of issuance	Secured by inventory purchased from loan proceeds	Upon demand on or after 2/2/2021	2% loan origination fee. In the event of default, holders of a majority of principal amount of such notes may elect to extend the maturity date for 1 additional year, provided that the interest rate will change to 18%, such holders, collectively, will be issued a warrant to purchase 2% of common stock, and Company will pay 3% loan origination fee.

Borrowed Indebtedness; Promissory Note	Mark Whitmore	$68,600	1.5% per month	Interest-only payable monthly until paid in full; principal payable at discretion of Company.	N/A	N/A	N/A
Consignment inventory financing; Promissory Note	Ouiby Inc. (dba Kickfurther)	$160,485	N/A	Payable monthly based on revenue	Secured by inventory purchased from financing proceeds	Upon demand	N/A
Inventory financing	Amazon Capital Services Inc.	$85,000	16.72%	Payable based on Amazon revenue	Secured by inventory at Amazon warehouse	3/12/2021	N/A
Inventory financing	Clearbanc	$34,783	N/A	Revenue Based	N/A	Upon demand	N/A
Payroll Protection Program Loan through the Small Business Administration	Bank of America	$72,224	1%	Payable at maturity	N/A	5/7/2022	Eligible for forgiveness

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Mina Yoo	3,000,000 shares of Common Stock	50.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached as Exhibit B of the Form C.

Operations
Lulabop, Inc. (dba Heroclip) was incorporated on November 30, 2015 under the laws of the State of Washington, and is headquartered in Seattle, Washington. The Company's primary products are carabiner clips that hold 40 to 60 pounds of gear depending on the size of the clip, which each swivel 360 degrees, and they are compact and easy to store.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds," which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $265,483.50 in cash on hand as of June 30, 2020, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings, as well as proceeds from the issuance of certain promissory notes to other investors in June 2020 (in which the Company raised $300,000), certain inventory and consignment financing with the parties listed on pages 13-14, and a Payroll Protection Program loan (in the amount of $72,224) issued pursuant to the CARES Act through the Small Business Administration and Bank of America.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached as Exhibit B of the Form C.

Valuation

The price per share of the Securities is based on a pre-money valuation of the Company of $4,750,000 as of March 23, 2018, when the Company first sold shares of Series Seed-2 Preferred Stock. As of immediately prior to this Offering, the Company has raised $1,312,507 from prior sales of Series Seed-2 Preferred Stock pursuant to Rule 506(b) of Regulation D under the 1933 Act.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Initial Closing of Previous Offerings	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed Preferred Stock	March 23, 2017	506(b)	Preferred Stock	$526,850	Working capital
Series Seed-2 Preferred Stock	March 23, 2018	506(b)	Preferred Stock	$1,312,500	Working capital

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed-2 Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $1,382,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close. For the avoidance of doubt, of the Closing Amount of $1,382,000, the Company has previously raised $1,312,500 from certain accredited investors under Rule 506(b).

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this Offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling the Securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed-2 Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, pursuant to the Investor Rights Agreement dated March 23, 2018, as amended (the "Investor Rights Agreement"), investors defined as "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information rights; and
- a right of first refusal to purchase pro rata shares of any New Securities (as defined in the Company's Investor Rights Agreement) that the Company may issue from time to time.

The Company's Right of First Refusal

Before any Securities acquired in this Offering may be sold, transferred, encumbered, or otherwise disposed of in any way by a Purchaser, such Purchaser must first offer to sell such Securities to the Company or its assignee, subject to certain exceptions for transfers to family members or for estate planning reasons.

Classes of securities of the Company

Common Stock

Dividend Rights
When, as, and if declared by the Board of Directors.

Voting Rights
Yes, one vote per share.

Right to Receive Liquidation Distributions
Yes, junior to outstanding preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock

Series Seed Preferred Stock

Series Seed-2 Preferred Stock

Dividend Rights
Holders of Series Seed-2 Preferred Stock (and Series Seed Preferred Stock) are entitled to receive dividends pari passu with holders of common stock, as, when, and if declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights
Each holder of Series Seed Preferred Stock and Series Seed-2 Preferred Stock shall be entitled to vote on all matters submitted to (or required to be submitted to) a vote by shareholders, and shall be entitled to that number of votes equal to the total number of shares of Common Stock into which such holder's shares of Preferred Stock are convertible. Except as otherwise expressly provided in the Amended and Restated Articles of Incorporation, as amended, or by applicable law, the holders of shares of Series Seed Preferred Stock, Series Seed-2 Preferred Stock, and Common Stock shall vote together as a single class on all matters.

Further, so long as at least 25% of the original number of shares of Series Seed-2 Preferred Stock and Series Seed Preferred Stock is outstanding, specific matters submitted to a vote of the shareholders shall require the approval of a majority of the holders of Series Seed-2 Preferred Stock and Series Seed Preferred Stock voting together as a separate group. These matters include any vote to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the Amended and Restated Articles of Incorporation or bylaws, as then in effect, in a way that adversely affects the Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;
- redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;
- increase or decrease the number of directors; or
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the majority of the holders of Preferred Stock.

Right to Receive Distributions on a Liquidation Event Before Common Stock
In the event of a liquidation, dissolution, or winding up of the Company, holders of shares of Series Seed Preferred Stock and Series Seed-2 Preferred Stock will be entitled to receive (a) one times (1x) the original issue price per share of such series of preferred stock, plus any declared but unpaid dividends, as a distribution before any holders of common stock receive any distributions, and (b) the amount per share of such series of preferred stock would receive upon conversion to common stock (provided that there are sufficient proceeds available in such liquidation event). This is known as a 1x participating liquidation preference.

Conversion Rights
Each share of Series Seed-2 Preferred Stock is convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

What it means to be a minority holder
As an investor in Series Seed-2 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the shares Series Seed-2 Preferred Stock convert into common stock, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company

issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred stock, or warrants) into capital stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur for a hypothetical company is as follows (numbers are for illustrative purposes only):
- In June 2014, Jane invested $20,000 to purchase shares that represent 2% of a company valued at $1 million.
- In December 2014, the company was doing very well and sells $5 million of shares to venture capitalists at a pre-money valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015, the company ran into serious problems and in order to stay afloat it raised $1 million at a pre-money valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors (i.e., they get more shares than the new investors would for the same price). Additionally, convertible notes may have a "price cap" (also called a "valuation cap") on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes typically get more shares for their money than new investors. In the event that the financing is a "down round," the holders of the convertible notes, upon conversion of their notes to shares, will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP, AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother, father, daughter, son, sister-in-law, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or specified amount that would be distributed to Purchasers on a liquidation event. The Securities have a 1x participating liquidation preference (as further described above on page 17), meaning that upon a liquidation event, the Purchasers

will first be paid the original issue price times the number of Securities they hold plus they will be paid their pro rata share of the remaining proceeds together with holders of Series Seed Preferred Stock and Common Stock (provided that there are sufficient proceeds available in such liquidation event).

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the year-ended December 31, 2019, the spouse of the Company's largest shareholder and CEO loaned funds for the Company's operations. These loans bear interest at a rate of 1.5% per month. As of December 31, 2019, the outstanding amount was $105,000. These loans are recorded under "Related party loan" on the balance sheet. The Company recognized interest expenses of $17,550 in connection with related party loans during the year ended December 31, 2019. As of the date hereof, the outstanding amount of these loans is approximately $68,600. Additionally, the Company has issued an outstanding Promissory Note to NWSRI LLC, which is an entity beneficially owned by Shaula Massena, a member of the Company's Board of Directors. The outstanding principal amount of this note is $50,000.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed-2 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred stock and a convertible note?
Preferred stock is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred stock may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold (such as the preferential right to receive distributions of the Company's assets before common stock).

A convertible note is a unique form of debt that converts into equity in certain situations, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that the investor will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of equity financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, up to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor and shareholder in the Company--you do own Securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular Company updates is important to keep investors educated and informed about the progress of the Company and their investments. The annual report will include information similar to the Company's initial Form C filing and key information that the Company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the company or another party repurchases all of the securities issued in the Regulation CF offering in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Generally, securities purchased through a Regulation Crowdfunding Offering are not transferable until one year after the date of purchase, subject to applicable federal and state securities laws and any right of first refusal of the company, except in the case where they are transferred:
1. to the company that sold the securities;
2. to an accredited investor;
3. as part of an offering registered with the SEC (think IPO); or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

Regardless, after the one-year holding period has expired, you should not plan on being able to readily transfer and/or sell your Securities. Currently, there is no market or liquidity for the Securities and the Company does not have any plans to list the Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mina Yoo

_____

(Signature)

Mina Yoo

_____

(Name)

CEO, Founder, principal executive officer, principal financial officer, controller, director

_____

(Title)

August 3, 2020

_____

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mina Yoo

_____

(Signature)

Mina Yoo

_____

(Name)

CEO, Founder, principal executive officer, principal financial officer, controller, director

_____

(Title)

August 3, 2020

_____

(Date)

/s/ Tyson Titensor

_____

(Signature)

Tyson Titensor

_____

(Name)

COO

_____

(Title)

August 3, 2020

_____

(Date)

/s/ Shaula Massena

_____

(Signature)

Shaula Massena

_____

(Name)

Director

_____

(Title)

August 3, 2020

_____

(Date)

/s/ Meredith Han

_____

(Signature)

Meredith Han

_____

(Name)

Director

_____

(Title)

August 3, 2020

_____

(Date)

/s/ Murali Nallakrishnan

_____

(Signature)

Murali Nallakrishnan

_____

(Name)

Director

_____

(Title)

August 3, 2020

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT C
PDF of SI Website


Heroclip
Essential Gear
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$920,985	$1,000	$4,750,000
Amount raised	Minimum	Pre-Money valuation

This presentation may contain forward-looking statements and information relating to, among other thi
its business plan and strategy, and its industry. These statements reflect management's current views
future events based information currently available and are subject to risks and uncertainties that coul
company's actual results to differ materially. Investors are cautioned not to place undue reliance on th
statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrati
they do not represent guarantees of future results, levels of activity, performance, or achievements, all
made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and
to conform them to a

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: www.myheroclip.com

Heroclip is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Form C
Data Room
17 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- 2019 revenue was more than $2 million with unit sales growing by 18% from 2018 - aggregating over 440,000 units sold since 2018 (unaudited)
- Founder, CEO and inventor was granted 2 utility patents for the product design and has assigned these to the company
- Currently sold in retailers worldwide including REI and the Container Store, as well as on marketplaces like Amazon, where the product has received an average rating of 4.7/5 stars from over 1,400 reviews
- Backed by notable investors that include executives from Nike, Under Armour, Stanley (water-bottles), Brooks Running, and Filson
- Founder and CEO has 15 years of entrepreneurship experience as a Ph.D, inventor, author and is former faculty at UW Foster School of Business and Stanford University

Fundraise Highlights

- Total Amount Raised: US $920,985
- Total Round Size: US $2,382,507
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $4,750,000
- Offering Type: Side by Side Offering

We provide the equipment to organize the world's gear and make it accessible whenever you need it, wherever you need it -- so you can do more of what matters.

Several years ago, after having a new baby and summiting Mt. Rainier within months of each other, Heroclip creator Mina had the profound realization that two hands were simply not enough to handle all the gear that comes with living a full life. After an exhaustive and fruitless search for a tool that would hold her gear exactly where she wanted it so she could take a load off and do what she loved to do instead, she decided to invent the extra hand she needed, in the simplest form possible. With a Kickstarter campaign that pre-sold thousands of units, Mina realized that she was onto something -- who doesn't need an extra hand?

In 2017, after a year of receiving customer feedback from around the world, Mina realized that they were using Heroclips in ways that she would have never imagined and that these customers' daily lives were truly improved by this simple and unassuming, but powerful tool. Realizing the potential of Heroclip to be the extra hand that unburdens people and the impact this freedom would have on making daily life easier and more fulfilling, Mina decided to build a team around her to help bring Heroclip to everyone who needs one.

Today, Heroclip is a committed team made of energetic, eager and experienced team members (see profiles of our management team below) and investors from powerful consumer brands like Nike, Stanley, Brooks Running, Amazon and Microsoft. Our vision is to create a ubiquitous Heroclip following through direct-to-consumer, third-party online and wholesale channels, and we are thrilled that we are well on our way.

Gallery




CEO Mina explains Heroclip



Public Overview Video.

Media Mentions

ESPN | GOOD MORNING AMERICA | Health | Outside | POPULAR MECHANICS | Forbes

REAL SIMPLE | Carry AWARDS IV | San Francisco Chronicle | GeekWire | GEARJUNKIE | lifehacker

The Team

Founders and Officers



Mina Yoo



CEO, FOUNDER, INVENTOR

15+ years in entrepreneurship consulting & research

Co-founder of 2 previous start-ups

Author of Become an Inventher: An Everywoman's Guide to the Creating the Next Big Thing

Former faculty at UW Foster School of Business and Stanford



Tyson Titensor

COO

15 years leadership experience

Consumer startup veteran

Former COO at DPS Skis with experience growing staff and revenue

Notable Advisors & Investors

 **Kate Delhagen**    **Meredith Han**    **Murali Nallakrishnan**

 **David Bohan**    **Rob Harris**    **Chris Burkard**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,382,507
Raised to date:	US $920,985 US $23,484 (under Reg CF only)
Minimum investment:	US $1,000
Target Minimum:	US $1,382,000

Key Terms

Security Type:	Preferred Equity

Share price:	US $1.0315
Pre-Money valuation:	US $4,750,000
Option pool:	1.6%
Is participating?:	Yes
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Heroclip has set an overall target minimum of US $1,382,000 for the round, Heroclip must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Heroclip's Form C.
Regulation CF cap:	While Heroclip is offering up to US $2,382,507 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

● Sales   ● New product launch   ● Marketing   ● Sales   ● New product launch   ● Marketing

Investor Perks

Investment up to $4,999

- One Heroclip and piece of branded merchandise

Investment between $5,000 and $9,999

- "Herobox" - contains all three sizes of Heroclip, branded merchandise and partner products
- One-time discount code for 20% off

Investment between $10,000 and $49,999

- "Herobox" - contains all three sizes of Heroclip, branded merchandise and partner products

- Multi-use discount code for 25% off

Investment $50,000 and beyond

- "Herobox" - contains all three sizes of Heroclip, branded merchandise and partner products

- Multi-use discount code for 25% off

- Invitation to annual meeting (remote or in-person) with Heroclip founder/CEO and key team members

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $526,850
Closed Date	Jun 21, 2017
Security Type	Preferred Equity
Pre-Money valuation	US $2,300,000

Market Landscape

Heroclip's markets are diverse. As one early reviewer said, it is "infinitely useful for anyone living on earth." However, the markets we are proactively focused on are accessories in outdoor, travel and "everyday" (parenting, home organization, grocery shopping, etc.).

While there are various options for hanging stuff available in the market -- a carabiner, a utility hook, a plastic hook, an S-biner, a bungee cord, a purse hanger - Heroclip combines these multiple life tools into one.

Other functional points of difference include:

1. The ability to either hook or clip your stuff to almost anything

2. A patented 360-degree swivel system, which provides easy access to your gear

3. The ability to fold compactly

4. Premium materials (extremely strong and durable aircraft-grade aluminum)

In addition, we believe Heroclip is positioned as a premium brand with superior aesthetics whereas the other options are mostly commodity products priced under $5. We have an engaged fan base who love our product, giving us 4.7 rating on Amazon (from 1400+ reviewers) and posting social content describing all the different ways they use their clips.

We have two utility patents for Heroclip in the U.S. and one utility patent in China and the product currently has a strong hold in the "versatile hanging tool" category. Our focus is on the broader concept of organizing life ACROSS ACTIVITIES whereas most brands focus on products for specific activities. As consumers increasingly attempt to simplify their lives, our multi-purpose tool provides the one tool that can go with them anywhere, for any activity.

Our gross margin ranges from 51% (wholesale) to 76% (direct to consumer).

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The industry is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of the year, it will be ramping up cash burn to promote revenue growth, fund further R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive modular furniture space. Additionally, the product may be in a market where customers will not have brand loyalty.

If the Company fails to maintain or expand its relationships with its suppliers, it may not have adequate access to new or key technology necessary for its products, which may impair its ability to deliver leading-edge products. In addition to the technologies it develops, its suppliers develop product innovations at its direction that are requested by its customers. Further, the Company relies heavily on its component suppliers to provide it with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If the Company is not able to maintain or expand its relationships with its suppliers or continue to leverage their research and development capabilities to develop new technologies desired by its customers, its ability to deliver leading-edge products in a timely manner may be impaired and it could be required to incur additional research and development expenses. Also, disruption in its supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components, and services. Similarly, suppliers have operating risks that could impact their business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company plans to implement new lines of business or offer new products and services within existing lines of businesses. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $1,955,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has engaged in related party transactions. During the year-ended December 31, 2019, the spouse of Mina Yoo, the Company's largest shareholder and CEO, loaned funds for the Company's operations. These loans bear interest at a rate of 1.5% per month. As of December 31, 2019, the outstanding principal amount was $105,000. These loans are recorded under "Related party loan" on the balance sheet. The Company recognized interest expenses of $17,550 in connection with related party loans during the year ended December 31, 2019. As of the date hereof, the outstanding amount of these loans is approximately $68,600. Additionally, the Company has issued an outstanding Promissory Note to NWSRI LLC, which is an entity beneficially owned by Shaula Massena, a member of the Company's Board of Directors. The outstanding principal amount of this note is $50,000.

The Company entered into a number of loans during 2019, which have been paid back in full. The total principal amount of these promissory notes was $350,000 as of December 31, 2019. The notes had an interest rate of 15% per annum, and the Company accrued interest amounting to $1,759 for the year ended December 31, 2019. These notes have been paid in full and are no longer outstanding.

The Company entered into a number of loans in June 2020, which remain outstanding. The total outstanding principal amount of these promissory notes is $300,000 as of the date hereof. The notes bear interest at 15% per annum. The notes have a 2% loan fee payable on the date of issuance. The maturity date is 8 months after the date of issuance. In the event of a default and if the holders representing a majority of the principal amount of the notes are amenable to a one-year extension, certain provisions of such notes will be changed, as follows: the interest rate shall increase to 18% per annum, the Company shall issue warrants to the note holders to purchase shares of common stock in the aggregate amount of 2% of the Company's fully-diluted capitalization, and the Company shall pay the holders of the notes a loan fee of 3% payable the day of the agreed extension.

The Company is authorized to issue a large number of additional shares of Common Stock. The Company may decide to raise additional capital through the sale of additional shares of Common Stock in the future, which may cause dilution to the purchasers of Series Seed-2 Preferred Stock. Because the Company is authorized to issue a large number of shares of Common Stock, the Investors in this Offering will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The Company is authorized to issue a large number of shares of Series Seed Preferred Stock. The Company may decide to raise additional capital through the sale of shares of Series Seed Preferred Stock in the future, which may cause dilution to the Investors. Because the Company is authorized to issue a large number of shares of Series Seed Preferred Shares, the Investors in this offering will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control, economic interest and respective percentage ownership of the Company's outstanding stock.

The value of your investment may be diluted if the company issues additional options. A pool of unallocated options is typically reserved for future employees and service providers. The price per share of the Series Seed-2 Preferred Stock has been calculated assuming a total reserved option pool of 700,000 shares of common stock, of which there is an unallocated option pool of 180,440 shares of common stock as of immediately prior to this Offering, and which may not account for all additional options the Company will issue after the Offering and may not provide adequate protection against the dilution Investors may face due to such additional issuances. Any option issuances by the Company over the unallocated pool of 180,440 shares of common stock will dilute your equity ownership percentage.

The Company's cash position is relatively weak. The Company currently has approximately $265,483.5 in cash balances as of June 30, 2020. This equates to about 2-3 months of runway at the Company's current cash burn rate. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Total Amount Raised, as reflected on the SeedInvest platform, may be partially comprised of investments from the Company's management or affiliates. Such investments are not being counted towards the escrow minimum. If the sum of the investment commitments does not equal or exceed the escrow minimum at the offering end date, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned. As a result, the Total Amount Raised may not be reflective of the Company's ability to conduct a closing.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.



Heroclip's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Heroclip's Form C

Data Room

NAME	LAST MODIFIED	TYPE
〉 ▢ Financials (2 files)	Feb 5, 2020	Folder
〉 ▢ Fundraising Round (1 file)	Feb 5, 2020	Folder
〉 ▢ Investor Agreements (1 file)	Feb 5, 2020	Folder
〉 ▢ Miscellaneous (4 files)	Feb 5, 2020	Folder

Join the Conversation

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Rajeswari N. · 3 days • Hide Comment

Hi Mina,

Nifty product. I'm in, but contemplating how much. Some quick questions and thoughts:

1/ Do you have plans for an equivalent utility patent in the EU region?

2/ What are your plans to market the product in the EU region, besides Amazon? Any hardware retailers?

As someone living here in the EU, I can clearly see Germans lap the product up with gusto, especially with their favorite national hobby of hiking. IKEA has more sales in Germany than any other country - even China or the US. Germans overwhelmingly patronize products that help organize their lives more efficiently. I can see Heroclip eventually selling more in the EU than any other region, and wanted to get your thoughts on your plans for this region. Thanks in advance!

Warmest Regards,
Rajeswari

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Mina Y. · **Team Member** · 4 hrs · Hide Comment

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Hi Rajeswari, glad you are in! Here are responses to your questions.

We are watching our sales growth in each country in the EU and will be making investments as we start to see strong sales growth that justifies further IP protection.

We recently signed with a distributor in the UK and looking for one in Germany if you know one!

Thank you!

Mina

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Parker G. · 7 days · Hide Comment

Hey just fyi, the link to the website isn't working.

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Mina Y. · **Team Member** · 6 days · Hide Comment

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Hi Parker, did you go to www.myheroclip.com? I am not seeing any issues...

Mina

Parker G. · 6 days · Hide Comment

0

Maybe because I'm on a Mac it's saying that it can't find the website through Seedinvest. But copying and pasting the URL address works.

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Alan J. · 10 days · Hide Comment

Thanks Mina, I'm in, now it's a question of how much. Two follow-ups: 1. Just a confirmation - so (unaudited and preliminary I know) revenue for May-July will approach 950K? 2. I'm sure you will be quite successful but I want to be sure you stay in business long enough to make that happen if barriers present. So let's say the economy slows, or production problems hit, or knockoffs arise. Let's say the sum total of this keeps revenue flat as opposed to growing. What would you runway be then, given this raise and any realistic reductions in expenses? Thanks!

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Mina Y. · **Team Member** · 9 days · Hide Comment

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Hi Alan,

Great that you are coming in! OK, to answer your questions:

1. As of end-of-June we were slightly ahead of our forecast. Due to some delays on our wholesale timelines, July has been slower than expected (we expect to make this up in the coming months) so we're on track to be about 12% behind forecast for the May-July period (although there is still a week remaining, so we can still close that gap!)

2. Our contribution margin after variable selling expenses averages out to around 37%. So far this year we've been averaging about $175k in revenue/month and spending about $90k each month in operating expenses. So, at that rate we're burning about $25k/month. But Q4 is by far our biggest period (36% of 2019 revenue came in the last quarter of the year), so we feel confident that we're tracking toward positive cash flow.

If we hit some unforeseen roadblocks on the selling side we could certainly knock that monthly burn down by another $10-$15k, which would give us an even longer runway.

Hope this helps!

Mina

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Heroclip

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Heroclip. Once Heroclip accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Heroclip in exchange for your securities. At that point, you will be a proud owner in Heroclip.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Heroclip has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:
1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Heroclip does not plan to list these securities on a national exchange or another secondary market. At some point Heroclip may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Heroclip either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Heroclip's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Heroclip's Form C. The Form C includes important details about Heroclip's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.